SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

5th April 2007

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

CRH Proxy Form and

2006 Final Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	5th April 2007	By:	/s/ M. Lee
M. Lee Finance Director

CRH plc    Form of Proxy for the Annual General Meeting to be held on 9th May 2007

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.

		For	Against	Vote Withheld See Note 2	CRH plc Form of Proxy for Annual General Meeting

1.	Consideration of financial statements and Reports of Directors and Auditors	☐	☐	☐	I/We the undersigned being an Ordinary shareholder/shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting*

2.	Declaration of a dividend	☐	☐	☐

3.	Re-election of Directors:				as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 3 p.m. on 9th May 2007 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit. Names of all joint holders, if applicable (in block letters)
	(a) D. M. Kennedy	☐	☐	☐
	(b) T. V. Neill	☐	☐	☐
	(c) W. I. O’Mahony	☐	☐	☐
	(d) W. P. Egan	☐	☐	☐
	(e) D. N. O’Connor	☐	☐	☐	1.
4.	Remuneration of Auditors	☐	☐	☐	2.
5.	Disapplication of pre-emption rights	☐	☐	☐	3.
6.	Authority to purchase own Ordinary Shares	☐	☐	☐	4.
7.	Authority in relation to re-issue price range of treasury shares	☐	☐	☐	Signed:

8.	Amendment to Articles of Association	☐	☐	☐	Date:

9.	Authority to re-issue treasury shares	☐	☐	☐

Notes on completing proxy form:

1.	*If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a shareholder of the Company, inserted instead.

2.	Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the Resolution. Unless otherwise directed and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3.	This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company’s Registrars, Capita Registrars, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand) not later than 3.00pm on 7th May 2007.

4.	Shareholders, including CREST members, wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting and the enclosed explanatory letter.

5.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

6.	In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.	The return of a proxy form will not preclude any member from attending the Meeting, speaking and voting in person should he/she wish to do so.

CRH plc Annual General Meeting 2007        Holder Ref:

Jurys Hotel, Ballsbridge, Dublin 4, 9th May 2007 at 3.00pm

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present

it personally to gain admittance to the meeting

Signature:

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

4th April 2007

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 38.50 CENT PER SHARE TO BE PAID ON 14th MAY 2007

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to shareholders in respect of the final dividend of 38.50 cent per share to be paid on the Ordinary Shares on 14th May 2007, subject to the approval of the dividend at the Annual General Meeting to be held on 9th May 2007.

The price of one New Share will be €29.92. Accordingly, your entitlement will be one New Share for every 97.142857 Ordinary Shares held where dividend withholding tax applies and for every 77.714286 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Registrars at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully, P.J. Molloy Chairman

Registered in Dublin

No. 12965

—

DIRECTORS:

P.J. Molloy Chairman

W.I. O’Mahony Chief Executive

D.W. Doyle

W.P. Egan (USA)

N. Hartery

T.W. Hill (USA)

J.M. de Jong (Dutch)

D.M. Kennedy

M. Lee

K. McGowan

T.V. Neill

D.N. O’Connor

J.M.C. O’Connor

Secretary A. Malone

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2006

1.	Basis of Calculation

Shareholders on the Register on 16th March 2007, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 38.50 cent per Ordinary Share and a value for each New Share of €29.92. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 14th March 2007, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 97.142857 Ordinary Shares held where dividend withholding tax applies and for every 77.714286 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all shareholders entitled thereto elected to receive New Shares instead of cash, a total of 6,991,318 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 1.29% in the Company’s existing issued Ordinary Share Capital. If all shareholders elected to receive cash the amount payable by the Company would be €209,180,242.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars by 12 noon on 27th April 2007 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2006 final dividend the latest time and date is 12 noon on 27th April 2007.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 14th March 2007 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	14th March 2007
Record Date for Dividend	16th March 2007
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	4th April 2007
Latest date for receipt of completed Election and Mandate Forms	27th April 2007
Latest date for receipt of notices of revocation	27th April 2007
Annual General Meeting	9th May 2007
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	11th May 2007
Despatch of definitive Share Certificates for New Shares	11th May 2007
Dividend payment date	14th May 2007
CREST accounts credited with New Shares	14th May 2007
Dealings expected to commence in the New Shares	14th May 2007

☐

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 14th March 2007 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2. 2006 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM
	Box A Registered holding of Ordinary Shares on 16th March 2007	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

* Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 4th April 2007 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

	(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action.

or

	(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

	(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form.

or

	(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

	(iii)	To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

	(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars, in the prepaid envelope provided, so as to arrive no later than 12 noon on 27th April 2007.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 16th March 2007, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2006, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes:	1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Registrars,

P.O. Box 7117, Dublin 2. Tel. (01) 8102400, Fax (01) 8102422